GENTIUM S.P.A.
PIAZZA XX SETTEMBRE, 2
22079 VILLA GUARDIA (COMO)
ITALY

July 11, 2006

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Gentium S.p.A.
Registration Statement on Form F-3
File No. 333-135622

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Gentium S.p.A. (the “Company”) hereby requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective on July 13, 2006 at 10:00 a.m. (EST), or as soon thereafter as possible.

The Company hereby acknowledges that:

•
Should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please contact Christopher M. Locke, Esq. at (212) 351-4605. Thank you.

Very truly yours,

/s/ Cary M. Grossman
Cary M. Grossman
Chief Operating Officer and Executive Vice-President